# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TXO Partners, L.P., CIK 0001559432
CUSIP: 87313P103
Title of class of securities: Common Units representing limited partner interests
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001182688
Persons authorized to receive notices and communications: Keith A. Hutton, c/o TXO Partners, L.P., 400 West 7th Street, Fort Worth, Texas (TX), 76102, (817) 334-7800

## Reporting persons
- Keith A. Hutton (CIK 0001182688): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,820,215; shared voting power 0; sole dispositive power 4,820,215; shared dispositive power 0; aggregate amount beneficially owned 4,820,215 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units representing limited partner interests
Name of issuer: TXO Partners, L.P.
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102
Comment: Explanatory Note: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on July 2, 2024 (as amended to date, the"Schedule 13D") relating to the Common Units representing limited partner interests (the "Common Units"), of TXO Partners, L.P., a Delaware limited partnership (the "Issuer"), whose principal executive office is located at 400 West 7th Street, Fort Worth, TX 76102.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:
The Schedule 13D is being filed by Keith A. Hutton (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 400 West 7th Street, Fort Worth, TX 76102.
Present principal occupation or employment: The Reporting Person's present principal occupation is Director of TXO Partners GP, LLC, the general partner of the Issuer.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Mr. Hutton is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 15, 2025, the Reporting Person purchased 700,000 Common Units in an underwritten offering at a price of $15.00 per Common Unit. The Reporting Person used personal funds for this acquisition.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Lock-Up Agreement

In connection with the Underwriting Agreement dated as of May 13, 2025, by and among the Issuer, TXO Partners GP, LLC, a Delaware limited liability company, and Raymond James & Associates, Inc. and Stifel Nicolaus & Company, as representatives of the several underwriters (the "Underwriting Agreement"), the Reporting Person agreed that he will not (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of (collectively, a "Disposition") any Issuer securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Issuer securities held by him or acquired by him after May 13, 2025, or that may be deemed to be beneficially owned by him (collectively, the "Lock-Up Securities"), pursuant to the Securities Act of 1933 (the "Securities Act") and the Securities and Exchange Act of 1934, for a period commencing on May 13, 2025 and ending sixty (60) days thereafter, inclusive (the "Lock-Up Period"), without the prior written consent of the underwriters or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that the Reporting Person has or may have hereafter to require the Issuer to register under the Securities Act the Disposition of any of the Lock-Up Securities held by him, or to otherwise participate as a selling security holder in any manner in any registration effected by the Issuer under the Securities Act, during the Lock-Up Period.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of thereof, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)

Amount beneficially owned: 4,820,215

Percent of Class: 9.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 4,820,215

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 4,820,215

Shared power to dispose or direct the disposition of: 0

The Reporting Person is the record holder of the Common Units reported herein.

The above percentage is based on 53,034,292 Common Units outstanding as of the date hereof, as disclosed on the Issuer's prospectus supplement filed with the Securities and Exchange Commission on May 13, 2025.
Transactions in the class effected during the past sixty days: Except as described in Item 3, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Units.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

Except as described in Item 4 hereof, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

1: Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer's Form 8-K filed on May 14, 2025).

## Signatures
- Keith A. Hutton: /s/ Keith A. Hutton, Keith A. Hutton (05/19/2025)